Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-22	August 15, 2012

International Tower Hill Files 2012 Second Quarter Financial Results

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) has filed its unaudited second quarter financial statements and associated management discussion and analysis for the six-month period ended June 30, 2012 on August 14, 2012. These documents will be available for viewing on SEDAR and EDGAR and on the Company’s website on Wednesday, August 15, 2012.

Shareholders can obtain copies of these documents and related management discussion and analysis on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and on ITH’s website at www.ithmines.com. ITH will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Company.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius
Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Michelle Stachnik, Manager – Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 720-881-7646 Ext 203
Toll-Free: 1-855-208-4642

International Tower Hill Mines Ltd.	- 2 -	August 15, 2012
NR12-22 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.